December 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly

Re:	Commercial Metals Company

Registration Statement on Form S-4

Filed November 30, 2018

File No. 333-228619

Dear Mr. Kelly:

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form S-4 (the “Registration Statement”). In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Commercial Metals Company hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 10:00 a.m., Washington, D.C. time, on December 13, 2018, or as soon as possible thereafter.

Please do not hesitate to contact Jennifer T. Wisinski of Haynes and Boone, LLP at (214) 651-5330 with any questions or comments with respect to this letter.

Very truly yours,

Commercial Metals Company

By:	/s/ Paul Kirkpatrick
	Name:	Paul Kirkpatrick
	Title:	Vice President, General Counsel and Corporate Secretary

cc:	Jennifer T. Wisinski, Esq., Haynes and Boone, LLP

Michael M. Pritchard, Esq., Haynes and Boone, LLP